Exhibit 99.1

April 14, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read the statements made by Luckin Coffee Inc. (the “Company”) relating to the change in the Company’s certifying accountants to be furnished on Form 6-K to the Securities and Exchange Commission. We agree with the statements concerning our firm therein. We are not in a position to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.